Filed by MeriStar Hotels & Resorts, Inc.
                                       pursuant to Rule 425 under the Securities
                                   Act of 1933 and deemed filed pursuant to Rule
                                14a-12 under the Securities Exchange Act of 1934
                                  Subject Company: Interstate Hotels Corporation
                                                    Commission File No.: 0-26805


                           INTERSTATE HOTELS & RESORTS

                          FORMED THROUGH THE MERGER OF


         MERISTAR HOTELS &                              INTERSTATE HOTELS
              RESORTS                                       CORPORATION
           (NYSE: MMH)                                    (NASDAQ: IHCO)


         [GRAPHIC OMITTED]                              [GRAPHIC OMITTED]
[PHOTOGRAPH - Los Angeles Marriott]        [PHOTOGRAPH - Don CeSar Beach Resort]

Los Angeles Marriott - Los Angeles, CA    Don CeSar Beach Resort - St. Pete Beach, FL

                           INTERSTATE HOTELS & RESORTS

        TRANSACTION COMBINES THE TWO LARGEST INDEPENDENT HOTEL OPERATORS


MeriStar Hotels & Resort                      Interstate Hotels Corporation

o    Largest independent hotel operator       o   Proven track record with more
                                                  than 40 years in the industy

        o 276 hotels, resorts, and                      o 135 hotels and resorts
          conference centers
        o 3,400 corporate housing units



                                      Forms

                               INTERSTATE HOTELS &
                                     RESORTS

                           INTERSTATE HOTELS & RESORTS

o    Global management company with operations in 5 countries

o    Largest independent hotel management company in North America

         o       411 hotels, resorts, and
                 conference centers

         o       86,000 rooms

o    BridgeStreet Corporate Housing Worldwide

         o        17 North American markets

         o        London and Paris

                                                               [GRAPHIC OMITTED]
                                                [PHOTOGRAPH - Hilton Houston SW]

                                                 Hilton Houston SW - Houston, TX

                              TRANSACTION OVERVIEW

o    Tax-free, stock-for-stock merger

o    Exchange ratio: 4.6 MMH shares for each IHCO share

o    Interstate convertible debt and preferred equity converted to common

o    105M fully diluted shares

o    Cost synergies of $8-10M

o    Headquarters in Washington; maintain operating presence in Pittsburgh

o    Paper-clip with MeriStar Hospitality stays in place


                                                               [GRAPHIC OMITTED]
                                         [PHOTOGRAPH - Sawgrass Marriott Resort]

                                Sawgrass Marriott Resort - Ponte Vedra Beach, FL

                              FINANCIAL HIGHLIGHTS


--------------------------------------------------
                          2002            2003
                       (pro forma)

Revenue                 $340M*          $360M*

EBITDA                  $33-35M         $45-50M

EPS                     $.01-.02        $.09-.12

Free Cash Flow          $20-22M         $33-38M

*  Excludes effect of EITF 01-14
--------------------------------------------------

o    Equity market capitalization - $90M as of 5/14/02
o    Net debt at closing - $135M
o    Total capitalization - $225M

                                                               [GRAPHIC OMITTED]
                                             [PHOTOGRAPH - Sheraton Biscayne Bay

                                               Sheraton Biscayne Bay - Miami, FL

                                CAPITAL STRUCTURE

o    Free cash flow provides for rapid de-leveraging

o    Low average cost of debt of 7.3%

o    Credit statistics improve dramatically in 2003


[GRAPHIC OMITTED]
[CHART]

$50M Available
$66M Sub Debt & Other
$75M Bank Debt


CREDIT STATISTICS

[GRAPHIC OMITTED]
[GRAPH]


LEVERAGE RATIO
Closing     4.7
Dec-02      3.8
Dec-03      2.0

INTEREST COVERAGE RATIO
Closing     2.5
Dec-02      3.0
Dec-03      4.3

                           INTERSTATE HOTELS & RESORTS

                           ADVANTAGES TO SHAREHOLDERS

         MMH

o     Accretive
o     Platform for growth
o     European expansion
o     Greater distribution for Doral and BridgeStreet
o     De-levers balance sheet
o     Cost synergies
o     Provides greater access to capital markets


         IHCO

o    Unlocks value
o    Platform for growth
o    Cost synergies
o    Increases analyst coverage
o    Stronger institutional investor relationships

                           INTERSTATE HOTELS & RESORTS

                                 MANAGEMENT TEAM

[GRAPHIC OMITTED]
[ORGANIZATIONAL CHART]

                                      BOARD
                                   13 Members

                                  PAUL WHETSELL
                                 Chairman & CEO

                                   JOHN EMERY
                                 President & COO


       BOB MORSE   KEVIN KILKEARY   BRUCE WILES   THOM VINCENT   JIM CALDER
       President     President   Chief Investment   President  Chief Financial
  Hotel Operations Hotel Operations  Officer      BridgeStreet    Officer

                           INTERSTATE HOTELS & RESORTS

                              FOUR CORE BUSINESSES

[GRAPHIC OMITTED]
[ORGANIZATIONAL CHART]

                                   INTERSTATE

     HOTEL              REAL            BRIDGESTREET            DORAL
   MANAGEMENT          ESTATE

208 FULL-  200 LTD-                     NORTH         EUROPE
SERVICE    SERVICE                      AMERICA
HOTELS     HOTELS                       2,700 UNITS   700 UNITS

                                HOTEL MANAGEMENT


o    Focusing on fundamental hotel operations

     o   Expanded marketing

     o   Operating systems leverage

     o   Internet-based business information systems

     o   Yield management

     o   Benefits of scale

o    External growth through sliver investments and acquisition funds

o    Operating flow-through performance will attract new owners

                                                               [GRAPHIC OMITEED]
                                                     [PHOTOGRAPH - Crowne Plaza]

                                                   Crowne Plaza - Washington, DC

                             HOTEL MANAGEMENT, CONT.

                              HOSPITALITY SERVICES


o    Wide array of services available to current and prospective owners

     o   Increased cost efficiency through national purchasing

     o   NetEffect Alliance

         o   Telecom discounts

         o   Business information

     o   Insurance savings

     o   Design and construction

                                                               [GRAPHIC OMITTED]
                                              [PHOTOGRAPH - The Roosevelt Hotel]

                                              The Roosevelt Hotel - New York, NY

                         POSITIVE INDUSTRY FUNDAMENTALS

                SUPPLY NON-FACTOR FOR FORESEEABLE FUTURE, DEMAND
                                 IS IN RECOVERY

[GRAPHIC OMITTED]
[CHART]


                                    % GROWTH
                                    --------

                                SUPPLY          DEMAND
                                ------          ------

                1999            3.6             3.3

                2000            2.7             3.7

                2001            1.8            (3.4)

                2002E           1.5             4.0

                2003E           1.0             2.7

                2004E           2.2             2.9

Source:  PricewaterhouseCoopers

                           REAL ESTATE JOINT VENTURES


o    Real estate JV in place to acquire $300-500M of hotel assets

o    $50M available to participate in joint ventures

o    Hotel transactions expected to accelerate in the second half of 2002 and in
     2003


                                                               [GRAPHIC OMITTED]
                                            [PHOTOGRAPH - Radisson Resort & Spa]

                                          Radisson Resort & Spa - Scottsdale, AZ

                           DORAL RESORTS & CONFERENCE
                                     CENTERS


o    Conference centers:

     o   Doral Forrestal - Princeton, NJ

     o   Doral Eaglewood - Chicago, IL

      o  Nathan Hale University of Connecticut (independent) - Storrs, CT

o Resort and conference center growth occurs through new contracts that leverage strength of Doral brand and central reservation system


                                                               [GRAPHIC OMITTED]
                          [PHOTOGRAPH - Doral Forrestal Conference Center & Spa]

                         Doral Forrestal Conference Center & Spa - Princeton, NJ

                         BRIDGESTREET CORPORATE HOUSING
                                    WORLDWIDE


o A leading provider of upscale corporate apartments in North America and Europe

o Flexible inventory minimizes risk o Recently launched licensing program for North American markets

o Growth will be achieved through expansion of national client base and European operations


                                                               [GRAPHIC OMITTED]
                                                                    [PHOTOGRAPH]

                          UPSIDE TO 2003 BUSINESS PLAN


o Incentive fees currently at historical lows - significant economic rebound would result in $5-10M of additional incentive fees

o    Upside potential in base fees - current forecast assumes 3-4% RevPAR growth
     - RevPAR growth of 6-8% would provide $2M of additional base fees

o Corporate housing - current forecast assumes conservative growth in 2003 - significant rebound in corporate travel could add $2-4M of EBITDA

o    Real estate joint ventures - potential management fees of $3-5M

o    Hospitality services - current forecast does not include any growth in 2003
     - new customers and services add additional EBITDA

                           INTERSTATE HOTELS & RESORTS
                      PREMIER INDEPENDENT HOTEL MANAGEMENT
                                     COMPANY


o    Alternative to brand management

o    Synergies result in immediate accretion to shareholders

o Expansive resources will result in state-of-the-art services for hotel owners

o    Size will attract new capital sources

o    Global presence enables worldwide expansion

o    Capital structure provides for significant growth potential


                                                               [GRAPHIC OMITTED]
                                                [PHOTOGRAPH - The Charles Hotel]

                                               The Charles Hotel - Cambridge, MA

     THIS PRESENTATION CONTAINS "FORWARD-LOOKING STATEMENTS," WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, ABOUT THE COMPANIES, INCLUDING THOSE STATEMENTS REGARDING FUTURE OPERATING RESTULS AND THE TIMING AND COMPOSITION OF REVENUES, AMONG OTHERS, AND STATEMENTS CONTAINING WORDS SUCH AS "EXPECTS," "BELIEVES" OR "WILL," WHICH INDICATE THAT THOSE STATEMENTS AR FORWARD-LOOKING. EXCEPT FOR HISTORICAL INFORMATION, THE MATTERS DISCUSSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES TAHT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY, INCLUDING THE CURRENT SLOWDOWN OF THE NATIONAL ECONOMY, ECONOMIC CONDITIONS GENERALLY AND THE REAL ESTATE MARKET SPECIFICALLY, THE IMPACT OF THE EVENTS OF SEPTEMBER 11, 2001, LEGISLATIVE AND REGULATORY CHANGES, AVAILABILITY OF DEBT AND EQUITY CAPITAL, INTEREST RATES, COMPETITION, SUPPLY AND DEMAND FOR LODGING FACILITIES IN OUR CURRENT AND PROPOSED MARKET AREAS AND THE POTENTIAL DE-LISTING OF MERISTAR HOTELS & RESORTS BY THE NYSE. ADDITIONAL RISKS ARE DISCUSSED IN THE COMPANIES' FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE COMPANIES' ANNUAL REPORTS ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2001.

     THIS PRESENTATION SHALL NOT CONSITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES NOR SHALL THERE BE ANY SALE OF ANY SECURITIES IN ANY STATE OR PROVINCE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER APPLICABLE SECURITIES LAWS. MERISTAR PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4 WITH THE SEC IN CONNECTION WITH THE MERGER TRANSACTION. THE FORM S-4 WILL CONTAIN A PROSPECTUS, A PROXY STATEMENT, AND OTHER DOCUMENTS FOR THE STOCKHOLDERS' MEETINGS OF MERISTAR AND INTERSTATE AT WHICH TIME THE PROPOSED TRANSACTION WILL BE CONSIDERED. MERISTAR AND INTERSTATE PLAN TO MAIL THE PROXY STATEMENT AND PROSPECTUS CONTAINUED IN THE FORM S-4 TO THEIR RESPECTIVE STOCKHOLDERS. THE FORM S-4, PROXY STATEMENT AND PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT MERISTAR, INTERSTATE, THE MERGER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, PROXY STATEMENT AND PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE

                                     -MORE-

     MERGER. A COPY OF THE MERGER AGREEMENT WILL BE FILED WITH THE SEC BY BOTH MERISTAR AND INTERSTATE. THE FORM S-4, PROXY STATEMENT AND PROSPECTUS, AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER TRANSACTION WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S SEB SITE, AT WWW.SEC.GOV.

     IN ADDITION TO THE FORM S-4, THE PROXY STATEMENT, AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER, BOTH MERISTAR AND INTERSTATE ARE OBLIGATED TO FILE ANNUAL, QUARTERLY AND SPECIAL REPORT, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. YOU MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

     PURSUANT TO INSTRUCTION 3 OF ITEM 4 OF SCHEDULE 14A, THE PARTICIPANTS IN THE SOLICITATION INCLUDE MERISTAR, INTERSTATE, THEIR RESPECTIVE DIRECTORS, AND MAY INCLUDE CERTAIN EXECUTIVE OFFICERS OF EACH. INFORMATION CONCERNING THE MERISTAR DIRECTORS AND EXECUTIVE OFFICERS AND THEIR DIRECT AND INDIRECT INTERESTS OF MERISTAR IS CONTAINED IN ITS PROXY STATEMENT FOR ITS ANNUAL MEETING OF SHAREHOLDERS DATED MAY 8, 2001. INFORMATION CONCERNING THE INTERSTATE DIRECTORS AND EXECUTIVE OFFICERS AND THEIR DIRECT AND INDIRECT INTERESTS IN INTERSTATE IS CONTAINED IN ITS ANNUAL REPORT ON FORM 10-K/A FILED WITH THE SEC ON APRIL 19, 2002. THE IDENTITY OF THE PEOPLE WHO, UNDER SEC RULES, MAY BE CONSIDERED PARTICIPANTS IN THE SOLICITATION OF INTERSTATE AND MERISTAR STOCKHOLDERS IN CONNECTION WITH THE PROPOSED MERGER, AND A DESCRIPTION OF THEIR INTERESTS, WILL BE AVAILABLE IN A SCHEDULE 14A TO BE FILED BY INTERSTATE AND A FILING

                                     -MORE-

UNDER FULE 425 UNDER THE SECURITIES ACT BY MERISTAR. AS OF THE DATE OF THIS COMMUNICATION, NONE OF THE FOREGOING PARTICIPANTS BENEFICIALLY OWNED IN EXCESS OF 1% OF THE MERISTAR COMMON STOCK, EXCEPT PAUL W. WHETSELL, AND STEVEN D. JORNS, EACH A DIRECTOR AND/OR EXECUTIVE OFFICER OF MERISTAR, OR BENEFICIALLY OWNED IN EXCESS OF 1% OF INTERSTATE COMMON STOCK, EXCEPT THOMAS F. HEWITT AND J. WILLIAM RICHARDON, KARIM ALIBHAI AND SHERWOOD WEISER, EACH A DIRECTOR AND/OR EXECUTIVE OFFICER OF INTERSTATE.